Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 16, 2005.

Item 3	News Release
The news release was disseminated on June 16, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report further significant intersections from ongoing drilling at the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

Item 5	Full Description of Material Change
See attached news release 05-12.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
June 16, 2005.

June 16, 2005	Trading Symbols:
News Release 05-12	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SILVER MINERALIZATION EASTWARD

AT BERENGUELA PROJECT IN PERU

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further significant intersections from ongoing drilling at the Berenguela project located five kilometers east of Santa Lucia on the altiplano of southern Peru. The Berenguela property covers a zone of polymetallic mineralization which hosts significant silver resources. Silver Standard holds an option to acquire the silver resources at Berenguela.

The accompanying table summarizes assay results for 17 holes collared in the Burton Block and the Cerro Block Extension, two of four contiguous zones located on the property. These two zones are located east and northeast of earlier reported drill results and drilling continues to confirm continuity and grade of mineralization. Highlights of drilling in the table that follows include:

•	BER-188, a vertical hole located on Line 1950E in the Burton Block which intersected:

331.4 feet averaging 2.7 ounces of silver per ton (101 meters averaging 92 grams of silver per tonne).

•	BER-185 located on Line 2000E in the Burton Block which intersected:

219.8 feet averaging 3.8 ounces of silver per ton (67 meters averaging 129 grams of silver per tonne), including 85.3 feet averaging 6.4 ounces of silver per ton (26 meters averaging 220 grams of silver per tonne).

•	BER-193, located on Line 2000E 50 meters from BER-185 in the Burton Block which intersected:

131.2 feet averaging 5.0 ounces of silver per ton (40 meters averaging 170 grams of silver per tonne), including 6.6 feet averaging 38.0 ounces of silver per ton (2 meters averaging 1,303 grams of silver per tonne).

Drilling has now been completed and further assays are pending.

Under the terms of its option agreement, Silver Standard is required to prepare a resource estimate for the property in accordance with Canada’s National Instrument 43-101. The drill program was designed to confirm and expand the historical resource estimate previously announced for the Berenguela property. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Berenguela.

For other news releases related to the Berenguela project, please refer to news releases in 2005 dated January 18, February 2, March 31, April 19, May 2, May 23, and June 1 on Silver Standard’s web site: www.silverstandard.com.

Silver Standard Resources Inc. is a well-financed silver resource company with $33.8 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $24.5 million at June 15, 2005. The company continues to seek resource growth through development of its own projects, exploration and acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Berengela, Peru Selected Drilling Results* - June 2005
Hole No.	From	To	Interval	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)
Cerro Block Extension
BER-177	11	22	11	48	36.1	1.4
BER-178	17	46	29	72	95.1	2.1
and	54	60	6	107	19.7	3.1
BER-179	57	82	25	146	82.0	4.3
BER-180	15	34	19	162	62.3	4.7
incl.	19	28	9	286	29.5	8.3
BER-181	35	42	7	120	23.0	3.5
BER-182	5	31	26	41	85.3	1.2
and	51	91	40	50	131.2	1.5
BER-183	30	63	33	66	108.3	1.9
incl.	54	58	4	224	13.1	6.5
BER-184	0	5	5	81	16.4	2.4
and	12	35	23	142	75.5	4.1
incl.	12	20	8	255	26.2	7.4
Burton Block
BER-185	1	68	67	129	219.8	3.8
incl.	28	54	26	220	85.3	6.4
BER-186	4	23	19	157	68.9	4.6
BER-187	23	28	5	58	16.4	1.7
and	64	72	8	199	26.2	5.8
and	85	89	3	196	9.8	5.7
BER-188	29	130	101	92	331.4	2.7
BER-189	0	10	10	90	32.8	2.6
BER-190	0	54	54	90	177.2	2.6
incl.	0	21	21	102	68.9	3.0
incl.	27	39	12	69	39.4	2.0
incl.	43	54	11	164	36.1	4.8
BER-191	1	31	30	55	98.4	1.6
	43	113	70	90	229.7	2.6
incl.	99	113	14	212	45.9	6.2
BER-192	0	92	92	49	301.8	1.4
BER-193	1	41	40	170	131.2	5.0
incl.	15	25	10	472	32.8	13.8
incl.	15	17	2	1,303	6.6	38.0

* True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Berenguela exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Lima, Peru (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using four acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.